UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Inseego Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

45782B104
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,788,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,788,213
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45782B104	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,788,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,788,213
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,845,133
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,845,133
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,845,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45782B104	SCHEDULE 13D	Page 5 of 6

This Amendment No. 9 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by North Sound Management, Inc. (“NS Manager”), Brian Miller and North Sound Trading, LP (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”) relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of Inseego Corp., a Delaware corporation (the “Issuer”).

Item 4.  Purpose of the Transaction.

Item 4 is amended by adding the following:

Effective March 1, 2021 Mr. Miller resigned from the board of directors of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)        The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on a total of (i) 98,880,267 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020.

Based on calculations made in accordance with Rule 13d-3(d), NS Trading and NS Manager may be deemed to beneficially own 4,788,213 shares of Common Stock, constituting approximately 4.9% of the outstanding shares of Common Stock.  The number of shares includes 625,000 shares issuable upon conversion of the New Warrants but excludes 4,404,758 shares issuable upon conversion of the 2025 Notes because the indenture governing the 2025 Notes includes an ownership limitation that may limit the Reporting Persons’ ability to convert 2025 Notes into Common Stock.  Mr. Miller, in addition to the shares indirectly beneficially owned through NS Trading and NS Manager, directly owns restricted stock awards in respect of 71,122 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding, which includes 56,920 restricted stock awards that have vested or will vest within 60 days from the date hereof.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Reporting Persons.

(c)          North Sound Trading sold 1,260,820 shares on December 14, 2020 at $15.59 per share, 647,629 shares on December 15, 2020 at $14.789 per share and 493,546 shares on December 16, 2020 at $14.329 per share.  All such sales were made in open market transactions.

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)          Each of the Reporting Persons have ceased to be the owner of more than 5% of the outstanding Common Stock.

CUSIP No. 45782B104	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2021

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller